Algonquin Power & Utilities Corp. Announces 2020 First Quarter Financial Results
OAKVILLE, Ontario - May 7, 2020 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“APUC” or the “Company”) today announced financial results for the first quarter ended March 31, 2020. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“APUC’s strong and resilient business model allowed the Company to continue growing in the first quarter of 2020 while navigating through what was a challenging weather environment,” said Ian Robertson, Chief Executive Officer of APUC. “We believe APUC is well positioned to deal with the impact COVID-19 may have on our business in 2020. Further, our long term growth prospects continue to provide our Board of Directors with the confidence to approve a 10% increase in APUC’s annual dividend this quarter. We also are able to reaffirm that our long term capital plan remains unchanged as we move forward with over $9.2 billion of investment opportunities through 2024.”
Q1 2020 Financial Highlights

•	Revenue of $464.9 million, a decrease of 3%;

•	Adjusted EBITDA[1] of $242.2 million, an increase of 5%;

•	Adjusted Net Earnings[1] of $103.3 million, an increase of 10%; and,

•	Adjusted Net Earnings[1] per share of $0.19, no change, in each case on a year-over-year basis.
Key Financial Information

All dollar amounts in U.S. $ millions except per share information	Q1 2020	Q1 2019	Variance
Revenue	464.9	477.2	(3)%
Net earnings (loss) attributable to shareholders	(63.8)	86.4	(174)%
Per share	(0.13)	0.17	(176)%
Adjusted Net Earnings[1]	103.3	93.8	10%
Per share	0.19	0.19	—
Adjusted EBITDA[1]	242.2	231.5	5%
Adjusted Funds from Operations[1]	179.3	173.5	3%
Dividend per share	0.1410	0.1282	10%

1.	Please refer to Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures at the end of this document for further details.
APUC Business Highlights

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Increase in common share dividend - Consistent with APUC's strategy of delivering total shareholder return comprised of an attractive current dividend yield and capital appreciation, on May 7, 2020, APUC's Board of Directors approved a 10% dividend increase from a total annual dividend of $0.5640 per common share to a total annual dividend of $0.6204 per common share, to be paid quarterly at a rate of $0.1551 per common share, up from $0.1410 per common share.

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Long term capital investment program reaffirmed - APUC reaffirmed that notwithstanding the issues arising from COVID-19 in 2020, APUC’s long term growth prospects remain unchanged. Over the long term, the Company remains well-positioned to enhance shareholder value through the execution of its capital plan as well as the balance and strength of a diversified portfolio across the Regulated Services Group and the Renewable Energy Group. The Company continues to maintain its previously-disclosed expectations regarding its approximately $9.2 billion development pipeline consisting of approximately $6.7 billion of investments in its Regulated Services Group and approximately $2.5 billion of investments in its Renewable Energy Group through to the end of 2024.

Regulated Services Group Highlights

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Issuance of C$200 million of senior unsecured debentures - On February 14, 2020, Liberty Utilities (Canada) LP, the holding company of the New Brunswick Gas System, established its Canadian bond platform to finance the New Brunswick Gas System with the issuance of C$200.0 million of senior unsecured debentures bearing interest at 3.315% and a maturity date of February 14, 2050. The Canadian bond platform can be used for future debt issuances to accommodate future regulated utility growth in Canada. The debentures received a rating of BBB from DBRS.

Company Response to COVID-19 Pandemic

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Positioned health and safety at the forefront - APUC holds the health, safety and well-being of its employees, customers and the communities in which it operates as a top priority. Due to the COVID-19 pandemic, the Company began restricting business travel, implemented “work from home” policies where possible, adopted physical distancing requirements between employees, customers, and other precautions intended to protect the health and safety of the Company’s employees and customers.

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Uninterrupted utility operations maintained - As an operator of electric, water and gas utility systems and a generator of electricity, the Company provides essential services to communities throughout North America. APUC has ensured that these utility services have continued safely and uninterrupted since the onset of the public health measures taken to address the COVID-19 pandemic.

•
Additional liquidity obtained - Given the uncertainty around the length and extent of public health measures to address the COVID-19 pandemic and uncertainty around the extent of the impact this could have on capital markets, APUC and its subsidiaries secured an additional $1.6 billion of liquidity as an additional margin of safety intended to ensure the Company can continue to move forward with its updated 2020 capital expenditure plan and committed acquisitions independent of the state of the capital markets.

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Supported local communities - APUC has temporarily suspended the disconnection of customer utility services for non-payment, temporarily waived late payment charges, and temporarily suspended collection of overdue accounts, across all of its utility service territories. The Company also announced a $500,000 donation across its operating territories during the COVID-19 pandemic to local community support organizations such as foodbanks, and is also donating personal protective equipment to support front-line workers.

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Updated 2020 Outlook - In light of the unfavourable weather variance experienced during Q1 2020, and considering that it is not known whether cost containment strategies will be sufficient to mitigate both the unfavourable weather impact of the first quarter and the impact of COVID-19 in the balance of 2020, APUC is updating its previously-issued Adjusted Net Earnings per share guidance for the 2020 fiscal year from $0.68 - $0.70 to $0.65 - $0.70. The revised guidance is based on, and should be read in conjunction with, the assumptions set out under “Outlook - Updated 2020 Adjusted Net Earnings Per Share Guidance” and

“Forward-Looking Statements and Forward-Looking Information” in APUC’s Management Discussion & Analysis for the three months ended March 31, 2020, which will be available on SEDAR and EDGAR. Please also refer to “Caution Regarding Forward-Looking Information” and “Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures” at the end of this document.

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Updated 2020 capital expenditure estimates - APUC also updated its capital expenditure estimates for the 2020 fiscal year. The Company expects to defer between $100.0 million to $300.0 million of capital expenditures originally planned for 2020 to 2021. Aggregate 2020 capital expenditures for the Company are now expected to be in the range of $1.30 billion to $1.75 billion which is revised from the Company's previous estimate of $1.60 billion to $1.85 billion. The deferral of up to $75 million of capital expenditures in the Regulated Services Group is targeted to areas that are not anticipated to change expected earnings for the group in 2020. The deferral of capital expenditures in the Renewable Energy Group is not expected to change the current targeted in service dates for renewable energy projects currently under construction. The Company will continue to monitor the impacts of COVID-19 and other factors on its updated 2020 capital expenditure estimates. Please refer to “Caution Regarding Forward-Looking Information” at the end of this document.

APUC’s supplemental information is available on the web site at www.AlgonquinPowerandUtilities.com and in our corporate filings on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Earnings Conference Call
APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, May 8, 2020 hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski. Also in attendance on the call will be Chris Jarratt, Vice Chair and Arun Banskota, President.

Date:	Friday, May 8, 2020
Time:	10:00 a.m. ET
Conference Call Access:	Toll Free Canada/US:	1-800-319-4610
	Toronto local:	416-915-3239
Please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access:	http://services.choruscall.ca/links/algonquinpower20200508.html Presentation also available at: www.algonquinpowerandutilities.com
Call Replay: (available until May 22, 2020)	Toll Free Canada/US:	1-855-669-9658
	Vancouver local:	1-604-674-8052
	Access code:	4357
Phone networks are currently very busy due to the pandemic. It is recommended that you start trying to connect 10 - 15 minutes prior to the scheduled start time. If you have tried all the appropriate numbers provided above several times and still can't get through, consider whether you have another phone on a different phone network that you could try.
About Algonquin Power & Utilities Corp.
APUC is a diversified international generation, transmission and distribution utility with approximately U.S. $11 billion of total assets. Through its two business groups, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to approximately

805,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity and more than 1.4 GW of incremental renewable energy capacity under construction.
APUC strives to deliver continuing growth through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC’s common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC’s common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
For further Information:
Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to: expectations with respect to the timing and amounts of APUC's growth plans, earnings, cash flow and dividend amounts; expectations regarding APUC’s liquidity position; expectations regarding APUC’s Adjusted Net Earnings per share for the 2020 fiscal year; and expectations and plans with respect to current and planned capital projects and expenditures. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in APUC’s most recent annual and interim Management Discussion & Analysis and Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms "Adjusted Net Earnings", “Adjusted EBITDA”, "Adjusted Funds from Operations" and “Net Utility Sales” are used in this press release. The terms "Adjusted Net Earnings", “Adjusted EBITDA”, "Adjusted Funds from Operations" and “Net Utility Sales” are not recognized measures under U.S. GAAP. There is no standardized measure of "Adjusted

Net Earnings", “Adjusted EBITDA”, "Adjusted Funds from Operations" and “Net Utility Sales”; consequently, APUC's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of "Adjusted Net Earnings", “Adjusted EBITDA”, "Adjusted Funds from Operations" and “Net Utility Sales”, including a reconciliation to the U.S. GAAP equivalent, where applicable, can be found in APUC’s Management Discussion & Analysis for the three months ended March 31, 2020.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), changes in value of investments carried at fair value, and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. The Non-cash accounting charge related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of the Tax Cuts and Jobs Act is adjusted as it is also considered a non-recurring item not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Net Utility Sales
Net Utility Sales is a non-GAAP measure used by investors to identify utility revenue after commodity costs, either natural gas or electricity, where these commodity costs are generally included as a pass through in rates to its utility customers. APUC uses Net Utility Sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by utility customers. APUC believes that analysis and presentation of Net Utility Sales on this basis will enhance an investor’s understanding of the revenue generation of its utility businesses. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP.
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three Months Ended March 31
(all dollar amounts in $ millions)	2020	2019
Net earnings (loss) attributable to shareholders	$(63.8)	$86.4
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV[1]	4.4	7.6
Income tax expense (recovery)	(13.7)	14.8
Interest expense on long-term debt and others	46.2	42.6
Other net losses	4.3	3.8
Change in value of investments carried at fair value[2]	190.8	5.8
Loss (gain) on derivative financial instruments	(0.1)	0.2
Realized loss on energy derivative contracts	(0.1)	(0.2)
Gain on foreign exchange	(4.7)	(0.5)
Depreciation and amortization	78.9	71.0
Adjusted EBITDA	$242.2	$231.5

1
HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three months ended March 31, 2020 amounted to $19.9 million as compared to $21.1 million during the same period in 2019.

2	See Note 6 in the unaudited interim consolidated financial statements

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three Months Ended March 31
(all dollar amounts in $ millions except per share information)	2020	2019
Net earnings (loss) attributable to shareholders	$(63.8)	$86.4
Add (deduct):
Loss (gain) on derivative financial instruments	(0.1)	0.2
Realized loss on energy derivative contracts	(0.1)	(0.2)
Other losses	0.9	0.2
Gain on foreign exchange	(4.7)	(0.5)
Acquisition-related costs	—	1.9
Change in value of investments carried at fair value[1]	190.8	5.8
Other non-recurring adjustments	1.0	—
Adjustment for taxes related to above	(20.7)	—
Adjusted Net Earnings	$103.3	$93.8
Adjusted Net Earnings per share	$0.19	$0.19

1	See Note 6 in the unaudited interim consolidated financial statements
Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with U.S GAAP.
The following table shows the reconciliation of funds from operations to Adjusted Funds from Operations exclusive of these items:

	Three Months Ended March 31
(all dollar amounts in $ millions)	2020	2019
Cash flows from operating activities	$66.9	$122.1
Add (deduct):
Changes in non-cash operating items	109.0	45.9
Production based cash contributions from non-controlling interests	3.4	3.6
Acquisition-related costs	—	1.9
Adjusted Funds from Operations	$179.3	$173.5